StockText LLC
Statement of Changes in Members' Equity
Unaduited
For the Period November 1, 2023 (Inception) to December 31, 2023

	Member contributions	Acumulated Deficit	Total Members' Equity
Balance, November 1, 2023	$ -	$ -	$ -
Issuance of common units	-	-	-
Net loss	-	(1,220,000)	(1,220,000)
Balance, December 31, 2023	**$ -**	**$ (1,220,000)**	**$ (1,220,000)**